Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Year ended December 31,
	2008(1)	2007(1)	2006(1)	2005	2004
	As Adjusted	As Adjusted	As Adjusted
EARNINGS AS DEFINED

Earnings (loss) from operations before income taxes and before adjustments for net income attributable to noncontrolling interests and after eliminating undistributed earnings of equity method investees	$302.4	$288.9	$203.2	$61.5	$18.5
Preferred stock dividend (pre-tax equivalent)	(0.3)	(0.5)	(0.5)	(33.8)	(9.2)
Fixed charges	109.2	71.3	44.4	76.7	49.4

TOTAL EARNINGS, AS DEFINED	$411.3	$359.7	$247.1	$104.4	$58.7

FIXED CHARGES, AS DEFINED
Interest expense	$98.4	$63.6	$38.1	$36.5	$35.0
Amortization of capitalized expenses related to debt	5.7	3.6	3.0	3.4	2.7
Preferred stock dividend (pre-tax equivalent)	0.3	0.5	0.5	33.8	9.2
Interest component of rent expense	4.8	3.6	2.8	3.0	2.5

TOTAL FIXED CHARGES, AS DEFINED	$109.2	$71.3	$44.4	$76.7	$49.4

RATIO OF EARNINGS TO FIXED CHARGES	3.8	5.0	5.6	1.4	1.2

1)	As adjusted for FSP APB 14-1, Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion. See Note 2 of the Consolidated Financial Statements for additional information